Ex. 99.28(d)(31)(v)

Amendment
to Amended and Restated
Investment Sub-Sub-Advisory Agreement Between
Goldman Sachs Asset Management, L.P.
and Goldman Sachs Asset Management International
(as agreed to by JNL Series Trust)

This Amendment is made by and between Goldman Sachs Asset Management, L.P., a Delaware limited partnership (“GSAM”), and Goldman Sachs Asset Management International, a company organized with unlimited liability under the laws of England (“GSAMI”), each a “party”, collectively “parties”.

Whereas, GSAM and GSAMI entered into an Amended and Restated Investment Sub-Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby GSAM appointed GSAMI to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”).

Whereas, the Board of Trustees of the Trust has approved, and the parties have agreed to amend Section 7. “Term and Termination” of the Agreement, effective September 6, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1)	Section 7. “Term and Termination” shall be deleted and replaced, in its entirety, with the following:

Term and Termination.  The Agreement will become effective as to a Fund upon execution, and unless sooner terminated as provided herein, will continue in effect for two (2) years from the effective date of the initial Investment Sub-Sub-Advisory Agreement with regard to all Fund(s) covered by this Agreement.  Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through September 30th of each successive year following the initial two year period, for each Fund covered by this Agreement, provided that such continuation is specifically approved at least annually by the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of each Fund, and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of JNL (“Independent Trustees”), GSAM and GSAMI.

Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, by the Board, including a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of each Fund, on sixty days’ written notice to JNL, and the Sub-Adviser, or by JNL with the consent of the Board (including a majority of the Independent Trustees) or on sixty days’ written notice by GSAM or GSAMI to the Trust and the other party. This Agreement shall terminate automatically if the Sub-Advisory Agreement terminates.

This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms in the 1940 Act.)

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, each party has caused this Amendment to be executed, effective September 6, 2019.

Goldman Sachs Asset Management, L.P.

By:	/s/ Marci Green
Name:	Marci Green
Title:	Managing Director

Goldman Sachs Asset Management International

By:	/s/ David Curtis
Name:	David Curtis
Title:	Managing Director

Accepted and Agreed: JNL Series Trust
By:	/s/ Mark D. Nerud
Name:	Mark D. Nerud
Title:	President, and Chief Executive Officer